UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 24, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 24th, 2022

DATE, TIME AND PLACE: May 24th, 2022, at 11.00 a.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michela Mossini and Michele Valensise, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To analyze the management’s proposal for the ratification of the acquisition, by the Company, of the capital stock of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A, for submission to the Shareholders’ Meeting of the Company; and (4) To resolve on the call notice of the Company’s Extraordinary Shareholders’ Meeting.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on May 24th, 2022, as per Mr. Nicandro Durante’s report, Chairman of the CESG.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 24th, 2022

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on May 24th, 2022, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(3) Analyzed the management’s proposal of ratification of the acquisition, by the Company, of shares representing 100% (one hundred percent) of the capital stock of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Cozani”), as provided in the Share Purchase Agreement and Other Covenants executed, among others, between the Company and Oi S.A. – Em Recuperação Judicial on January 28th, 2021, as amended on April 13th, 2022 (“Transaction”), ad referendum of the Extraordinary Shareholders’ Meeting of the Company, the latter to be convened pursuant to item (4) below, supported (a) by the information on the Transaction, indicated in Annex 19 of CVM Instruction No. 481/2009; (b) by the proposal presented by Apsis Consultoria Empresarial Ltda. (“Appraiser”), specialized company responsible for preparing the appraisal report, according to the fair value criteria, on the shares issued by Cozani (“Appraisal Report”); and (c) by the Appraisal Report, made by the Appraiser, and approved its submission to the Company’s Extraordinary Shareholders’ Meeting, to be held on June 28th, 2022.

(4) Approved the call notice for the Extraordinary Shareholders’ Meeting of the Company, to be held on June 28th, 2022, with the following Agenda.

“Agenda: (1) To ratify the appointment, by the Company’s management, of Apsis Consultoria Empresarial Ltda. (“Appraiser”) as the specialized company responsible for preparing the appraisal report, according to the fair value criteria, on the shares issued by Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Cozani”), pursuant to and for the purposes of Section 256 of Law No. 6,404 of December 15th, 1976 (“Corporation Law” and “Appraisal Report,” respectively); (2) To approve the Appraisal Report; (3) To ratify, pursuant to Section 256 of the Corporation Law, the Company’s acquisition of shares representing 100% of the capital stock of Cozani, as provided in the Share Purchase Agreement and Other Covenants executed, among others, between the Company and Oi S.A. – Em Recuperação Judicial on January 28th, 2021, as amended on April 13th, 2022 (“Transaction”); and (4) To ratify the appointments of the Company’s Board of Directors’ Members, previously appointed at the Board of Directors’ Meeting held on April 26th, 2022.”

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

2

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 24th, 2022

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 24th, 2022.

JAQUES HORN

Secretary

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 24, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer